MILLBURN RIDGEFIELD CORPORATION

February 7, 2012

VIA EDGAR

Ms. Sonia Gupta Barros Special Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Millburn Multi-Markets Fund L.P. (the “Registrant”) — Amendment No. 3 to Registration Statement on Form 10-12(g) Filed August 29, 2011 (File No. 000-54028)

Dear Ms. Barros:

In connection with the Registrant’s Amendment No. 3 to Form 10-12(g) filed August 29, 2011 (File No. 000-54028) and the Staff’s comment letter dated September 8, 2011, Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Millburn Multi-Markets Fund L.P.
By: Millburn Ridgefield Corporation,
its General Partner
By:	/s/ Gregg Buckbinder
Name: Gregg Buckbinder
Title: Chief Operating Officer